July 24, 2008
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Fax. No. (202) 772-9210

Attention:	Tamara Tangen, CPA Division of Corporation Finance

Re:	Comment Letter Dated July 3, 2008 Juniper Networks, Inc. Form 10-K for the year ended December 31, 2007 Filed February 29, 2008 File No. 0-26339
Ladies and Gentlemen:
     We refer to Mr. Krikorian’s letter dated July 3, 2008 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2007 of Juniper Networks, Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Mr. Krikorian’s letter immediately preceding our response thereto.
Staff Comment #1:
     We note that you account for multiple arrangements with a single customer as either one arrangement or separate arrangements “depending upon their interdependency.” Tell us whether this policy was recently adopted and, if so, explain whether the policy change represents a change in accounting. Describe why “interdependency” is the only factor disclosed when you evaluate whether multiple agreements should be accounted for as either be one arrangement or separate arrangements. Tell us your consideration of each of the factors set forth in AICPA TPA 5100.39 in determining whether or not to account for such arrangements as a single arrangement.
Response to Comment #1:
     The Company advises the Staff that this policy was not recently adopted and does not represent a change in accounting policy. Rather, it was a clarification to our disclosure in the 2007 Annual Report on Form 10-K.
     AICPA TPA 5100.39 (“TPA 5100.39”) states that a group of contracts or agreements may be so closely related that they are, in effect, parts of a single arrangement. TPA 5100.39 then identifies the following factors (which are not all-inclusive), the existence of any of which may indicate that a group of contracts should be accounted for as a single arrangement:
•	The contracts or agreements are negotiated or executed within a short time frame of each other.

•	The different elements are closely interrelated or interdependent in terms of design, technology, or function.

•	The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.

•	One or more elements in one contract or agreement are essential to the functionality of an element in another contract.

•	Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

•	The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.
     The Company advises the Staff that in determining whether or not to account for a group of contracts or agreements as a single arrangement, it has done so in accordance with TPA 5100.39 and that it has considered and will continue to consider, all of the factors set forth in TPA 5100.39.
     The Company further advises the Staff that its addition and its use of the phrase “depending on their interdependency” was intended as a brief “plain English” explanation of TPA 5100.39 to help readers of the Company’s Annual Report on Form 10-K better understand this aspect of the Company’s revenue recognition policies. The Company did not intend to convey that it did not consider all of the factors in TPA 5100.39, or that it relied on only one of the factors in TPA 5100.39 or that this was a change in accounting practice. To avoid further ambiguity in future filings, the Company intends to modify its disclosure in future Form 10-Q and Form 10-K filings as follows:
The Company accounts for multiple agreements with a single customer as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single arrangement.
Staff Comment #2:
     We note that your CEO and CFO concluded that disclosure controls and procedures were effective “to ensure that information required to be disclosed by the company in reports that it files under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that material information relating to our consolidated operations is made known to our management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.” We note that the latter portion of your conclusion, beginning with “material information...” differs from the definition set forth in Rule 13a-15(e).
     Please confirm, and revise this portion of your disclosure in future filings, including those on Form 10-Q, to state, if true, that your CEO and CFO concluded that disclosure controls and procedures were effective for the full definition, including to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Response to Comment #2:
     The Company advises the Staff that, as of the end of the period covered by its Annual report on Form 10-K for the year ended December 31, 2007, the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures were effective for the full definition set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), including to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, the Company intends to modify the relevant portion of its disclosure in future Form 10-Q and Form 10-K filings substantially as follows:
Evaluation of Disclosure Controls and Procedures
Attached as exhibits to this report are certifications of our principal executive officer and principal financial officer, which are required in accordance with Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This “Controls and Procedures” section includes information concerning the controls and related evaluations referred to in the certifications and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.
We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered in this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

* * * * *
     In response to the Staff’s request, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours, JUNIPER NETWORKS, INC.

/s/ Mitchell L. Gaynor
Mitchell L. Gaynor
Senior Vice President, General Counsel and
Secretary

cc:	Katharine Martin, Esq.
Vijaya Gadde, Esq.
Barbara Marchini-Ellis

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